UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 5, 2012

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Barclays Bank Delaware, Inc.
File No. 333-182087- CF#28786

Dryrock Issuance Trust
File No. 333-182087-01- CF#28786

Dryrock Funding LLC
File No. 333-182087-02- CF#28786

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Barclays Bank Delaware, Inc., Dryrock Issuance Trust and Dryrock Funding LLC submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-3 registration statement filed on June 13, 2012, as amended.

Based on representations by Barclays Bank Delaware, Inc., Dryrock Issuance Trust and Dryrock Funding LLC that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 99.5	through August 20, 2013
Exhibit 99.6	through February 1, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Rolaine S. Bancroft
Acting Office Chief